Securities offered through Griffin Capital Securities, Inc. Member FINRA/SIPC

January 4, 2013

Howard Efron

Securities and Exchange Commission

Staff Accountant

RE:	Griffin Capital Net Lease REIT, Inc. (the “Company”)
Form 10K for the fiscal year ended December 31, 2011
Filed March 26, 2012
File No. 0-54377

Dear Mr. Efron,

In response to your letter dated January 3, 2012, which included certain comments to the Company’s Form 10K for the fiscal year ended December 31, 2011, filed on March 26, 2012, we respectfully provide the following explanations. The comments provided by you have been duplicated in this letter for your convenience.

Form 10K for Griffin Capital Net Lease REIT, Inc. for the fiscal year ended December 31, 2011

Financial Statements

Consolidated Statements of Operations, page F-4

1. We note your response to prior comment 1 and we are unable to agree with your position that the placement of interest expense as an operating expense complies with Rule 5-03 of Regulation S-X. Please reclassify your interest income and interest expense to nonoperating income in future filings.

Response: We note your comment to our response, and we will revise our presentation in future filings to include a line item “Income (Loss) from Operations”, which will exclude interest expense and interest income. Interest expense and interest income will be presented below Income (Loss) from Operations to arrive at Net Loss in future filings to comply with Rule 5-03 of Regulation S-X.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to your comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (310) 469-6106.

Sincerely,

/s/ Joseph E. Miller

Joseph E. Miller

Chief Financial Officer